Exhibit 14.1

Independent Auditors’ Consent

The Supervisory Board of
Siemens AG:

We consent to the incorporation by reference in the registration statement (no. 333-81126) on Form S-8 of Siemens AG of our report dated November 21, 2003, with respect to the consolidated balance sheets of Siemens AG as of September 30, 2003 and 2002, and the related consolidated statements of income, cash flow and changes in shareholders’ equity for each of the years in the three-year period ended September 30, 2003, which report appears in the September 30, 2003 annual report on Form 20-F of Siemens AG. Our report refers to changes in methods of accounting for asset retirement obligations in 2003 and goodwill and other intangible assets in 2002.

KPMG Deutsche Treuhand-Gesellschaft AG

Munich, Germany
December 5, 2003